Subscriber Number for April 2005

Broadband Internet

(Unit : Subscriber Number)

Residential	ADSL	724,986

	Cable Modem	1,447,900

	Sub-total	2,172,886

Corporate	ADSL	18,455

	Cable Modem	992

	Sub-total	19,447

VDSL		322,551

LMDS		16,927

Wireless LAN		35,633

Fiber optic LAN (note1)		194,449

Total		2,761,893

Monthly net addition		17,876

Note 1. ‘Fiber optic LAN’, which had been included in other broadband items, was separately presented.

Voice

(Unit : Line)

Residential	1,125,566

Corporate	306,551

Total	1,432,117

Monthly net addition	13,160

Leased Line

(Unit : Subscriber Number)

Ordinary leased line	3,480

Internet-dedicated leased line	2,802

Internet-dedicated leased line (LMDS)	7

International leased line	64

Total	6,353

Monthly net addition	61

Grand Total

Total	4,200,363

Monthly net addition	31,097